Banzai International, Inc.

435 Ericksen Ave, Suite 250

Bainbridge Island, Washington 98110

VIA EDGAR

October 18, 2024

Mr. Charli Wilson

Mr. Matthew Derby

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banzai International, Inc.
Registration Statement on Form S-1 Filed October 4, 2024 File No. 333-282506

Dear Mr. Wilson and Mr. Derby,

On behalf of Banzai International, Inc. (the “Company”), please see below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 11, 2024, with respect to the Registration Statement on Form S-1 originally filed on October 4, 2024 (the “Registration Statement”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Registration Statement on Form S-1

General

1.	Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please revise to name the selling stockholder as an underwriter, or provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering, but is a valid secondary offering by or on behalf of the selling stockholders that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

In Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. Interpretation 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in Interpretation 612.09 is discussed below. Based on an analysis of the specific factors listed in Interpretation 612.09 and all the circumstances for the Company, the Company respectfully submits that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

(A) How long the selling stockholders have held the shares

The Company entered into the securities purchase agreement on September 24, 2024 (the “Securities Purchase Agreement”) with a certain investor identified therein (the “Investor”). Pursuant to the Securities Purchase Agreement, the Investor committed to purchase from the Company and the Company agreed to issue to the Investor in a private placement (i) pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 1,176,471 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), at an exercise price of $0.001 per share, (ii) Series A warrants (the “Series A Warrants”) to purchase up to 1,176,471 shares of Common Stock, at an exercise price of $4.00 per share, and (iii) Series B warrants (the “Series B Warrants” and together with the Series A Warrants, and the Pre-Funded Warrants, the “Warrants”) to purchase up to 1,176,471 shares of Common Stock at an exercise price of $4.00 per share (collectively, the “PIPE”). The Company also issued warrants to purchase shares of Common Stock. on substantially the same terms as the Investor, to H.C. Wainwright & Co., LLC (“Wainwright”) as compensation for its services as placement agent in connection with the PIPE. The shares of Common Stock issuable upon the exercise of the Warrants are herein referred to as “Warrant Shares.”

The PIPE was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Investor represented to the Company that it was an accredited investor within the meaning of Rule 501(a) of Regulation D and that it was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Pre-Funded Warrants, Common Stock and Warrants were offered without any general solicitation by the Company or its representatives.

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities transaction, such as the PIPE discussed herein, to be characterized as a private placement. As noted by the Staff in Securities Act C&DI Question 139.11, a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI Question 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Furthermore, because the purchase price has already been paid and the Common Stock and the Warrants have already been delivered to the Investor, the Investor bears the investment risk of holding all of these securities issued under the Securities Purchase Agreement. The Investor participated in the PIPE with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the Common Stock and the Warrants with the intent to invest, rather than to effect a distribution, as an underwriter would have.

Although the Investor has only been subject to the full investment risk associated with ownership of the Company’s equity securities for less than a month, the Company believes this timing conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing and declared effective shortly after filing. The Company is not aware that the Staff has taken a position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective. If inclusion for resale of the securities sold after a registration statement is filed if the registration statement is not yet effective is allowed in a secondary offering, then, a fortiori, inclusion of the securities sold before a registration statement is filed, regardless of the holding period, may be allowed.

The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(B) The circumstances under which the selling stockholders received their shares

The Common Stock and the Warrant Shares being registered for resale were or will be issued to selling stockholders upon the exercise of the Warrants, which were issued and sold to the Investor in an arm’s-length private placement transaction, pursuant to the Securities Purchase Agreement that was vigorously negotiated, including between legal counsels for the Company and the Investor, and which complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, other than receipt of the exercise price of the Warrants, the Company will not receive any proceeds from the resale of the Warrant Shares by the selling stockholders. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Furthermore, the Investor specifically represented to the Company, as set forth in Section 3.2(b) of the Securities Purchase Agreement, that it was acquiring the securities in the ordinary course of business, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and it had no agreement or understanding, directly or indirectly, with any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any governmental entity or any department or agency thereof to distribute any of the securities in violation of applicable securities laws.

In addition, as far as the Company is aware, the Investor has not engaged, and will not engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the share of Common Stock being registered. The Investor is expected to sell the shares of Common Stock in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that the Investor sell shares below their cost basis.

The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(C) Selling stockholders’ relationship with the Company

Other than Wainwright acting as placement agent for the Company in connection with the PIPE, the selling stockholders do not have any relationship with the Company other than as passive investors in the Company. Neither the Investor or its respective affiliates has held any position or office or has had any material relationship with the Company within the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Common Stock and Warrant Shares by the selling stockholders under the Registration Statement is a secondary offering and not a primary offering.

(D) The amount of shares being registered

As of October 16, 2024, the Company had 2,343,852 shares of Common Stock outstanding, of which a total of 3,617,548 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and Warrants were held by the Investor, and are being registered for resale. The Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Interpretation 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI Interpretation 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a single holder, which in the case at hand is significantly less than 70% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. Furthermore, the Warrants contain beneficial ownership blocker provisions that set beneficial ownership thresholds on the Investor by not allowing the Investor to exercise warrants into shares of Common Stock if such exercise will result in holding shares of Common Stock of the Company above a certain ownership percentage of the outstanding shares of Common Stock of the Company. The Pre-funded Warrants contain a 9.99% threshold while the Series A Warrants and the Series B Warrants both contain a 4.99% threshold for beneficial ownership. Consequently, the Investor may not exercise its existing Warrants and hold more than 9.99% of the outstanding shares of common Stock of the Company.

Moreover, there is no evidence that a distribution would occur if the Registration Statement were declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E) Whether the selling stockholders are involved in the underwriting business

To our knowledge, the Investor is not involved in the underwriting business.

(F) Whether the selling stockholders acts as a conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investor is not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Louis Taubman, at (212) 530-2206, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Joseph Davy
Joseph Davy
Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC